Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Costco Wholesale Corporation:

We consent to the use of our reports dated October 10, 2019, with respect to the consolidated balance sheets of Costco Wholesale Corporation (the Company) as of September 1, 2019 and September 2, 2018, the related consolidated statements of income, comprehensive income, equity, and cash flows for the 52-week period ended September 1, 2019, the 52-week period ended September 2, 2018 and the 53-week period ended September 3, 2017, and the related notes, and the effectiveness of internal control over financial reporting as of September 1, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Seattle, Washington

April 15, 2020